Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Units, each consisting of one ordinary share, par value $0.0001 per share, one redeemable warrant entitling the holder to purchase one ordinary share, and one right entitling the holder to receive one-tenth of one ordinary share(2)(3)	6,900,000	$10.00	$69,000,000	$6,396.30
Ordinary shares, par value $0.0001 per share, included as part of the units(3)	6,900,000	—	—	—	(4)
Redeemable warrants included as part of the units(3)	6,900,000	—	—	—	(4)
Ordinary shares issuable upon exercise of redeemable warrants included as part of the units	6,900,000	$11.50	$79,350,000	$7,355.75
Rights included as part of the units(3)	6,900,000	—	—	—	(4)
Ordinary shares underlying rights included as part of the units(3)	690,000	10.00	6,900,000	639.63
Total			$155,250,000	$14,391.68	(6)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Includes 900,000 units, consisting of 900,000 ordinary shares, 900,000 redeemable warrants and 900,000 rights, which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.
(3)	Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share subdivisions, share capitalizations or similar transactions.
(4)	No fee pursuant to Rule 457(g).
(5)	Calculated pursuant to Rule 457(g) under the Securities Act, based on the exercise price of the warrants.
(6)	$7,035.93 was previously paid.